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EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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
                                                                                  Nine Months ended
                                                                                    September 30,
                                               Year ended December 31,                (unaudited)
                                   --------------------------------------------   ------------------
                                   1992      1993      1994      1995      1996      1996      1997
                                   ----      ----      ----      ----      ----   ---------  -------
Income from continuing
  operations before taxes.......    (4,342)  18,236   (14,473)  (10,920)   2,264     (1,413)   (7,280)

Fixed Charges:
  Interest expense..............    18,478   15,656    11,160    11,518   12,053      8,353     6,743
  Preferred stock dividends.....     1,544    1,261       811       811      814        611       518
  Interest portion of rental
    expense.....................       303      237       247       312      368        336       367
                                   -------   ------   -------    ------   ------     ------    ------
Total fixed charges                 20,325   17,154    12,218    12,641   13,235      9,300     9,628
                                   -------   ------   -------    ------   ------     ------    ------
Total fixed charges and income
  before taxes..................    15,983   35,390    (2,255)    1,721   15,499      7,887     2,348
                                   =======   ======   =======    ======   ======     ======    ======
Ratio of earnings to fixed
  charges.......................      0.79     2.06     (0.18)    0.14      1.17       0.85      0.24
                                   =======   ======   =======    ======   ======     ======    ======
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